UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
COMPASS Pathways plc
(Name of Issuer)
Ordinary shares, nominal value £0.008 per share
(Title of Class of Securities)
20451W101 (1)
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (1) CUSIP number 20451W101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer. Each ADS represents one Ordinary Share. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

1.	Names of Reporting Person George Jay Goldsmith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,354,395 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,354,395 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,354,395 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.2% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 4,231,231 ordinary shares of the Issuer, nominal value £0.008 per share (“Ordinary Shares”) beneficially owned by the Reporting Person, (ii) 10,044 Ordinary Shares underlying restricted stock units that will vest within 60 days of December 31, 2022 held by the Reporting Person; and (iii) 113,120 Ordinary Shares subject to a stock option exercisable within 60 days of December 31, 2022 held by the Reporting Person.
(2)
The percentage of the outstanding Ordinary Shares beneficially owned by the Reporting Person is based on 42,576,544 Ordinary Shares outstanding as of November 2, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 3, 2022. The Reporting Person and Ekaterina Malievaskaia are married but the Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares owned by Dr. Malievskaia.

1.	Names of Reporting Person Ekaterina Malievskaia
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,307,115 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,307,115 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,307,115 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 4,231,059 Ordinary Shares beneficially owned by the Reporting Person, (ii) 6,044 Ordinary Shares underlying restricted stock units that will vest within 60 days of December 31, 2022 held by the Reporting Person; and (iii) 70,012 Ordinary Shares subject to a stock option exercisable within 60 days of December 31, 2022 held by the Reporting Person.
(2)
The percentage of the outstanding Ordinary Shares of the Issuer beneficially owned by the Reporting Person is based on 42,576,544 Ordinary Shares outstanding as of November 2, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 3, 2022. The Reporting Person and George Jay Goldsmith are married but the Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares owned by Mr. Goldsmith.

Item 1.

(a)	Name of Issuer
COMPASS Pathways plc (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
3rd Floor
1 Ashley Road
Altrincham
Chesire WA14 2DT
United Kingdom

Item 2.

(a)	Name of Person Filing
This statement is filed by George Jay Goldsmith and Ekaterina Malievskaia.

(b)	Address of Principal Business Office or, if none, Residence
Each Reporting Person’s address is c/o COMPASS Pathways plc, 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom.

(c)	Citizenship
The Reporting Persons are citizens of the United Kingdom.

(d)	Title of Class of Securities
Ordinary shares, nominal value £0.008 per share

(e)	CUSIP Number
The CUSIP number 20451W101 has been assigned to the ADSs of the Issuer. Each ADS represents one Ordinary Share. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b)	Amount beneficially owned:

	(i)	Mr. Goldsmith directly owns 4,354,395 Ordinary Shares, representing approximately 10.2% of the outstanding Ordinary Shares, which includes: (i) 4,231,231 Ordinary Shares, (ii) 10,044 Ordinary Shares underlying restricted stock units that will vest within 60 days of December 31, 2022; and (iii) 113,120 Ordinary Shares subject to a stock option exercisable within 60 days of December 31, 2022.
(ii)
Dr. Malievskaia directly owns 4,307,115 Ordinary Shares, representing approximately 10.1% of the outstanding Ordinary Shares, which includes: (i) 4,231,059 Ordinary Shares, (ii) 6,044 Ordinary Shares underlying restricted stock units that will vest within 60 days of December 31, 2022; and (iii) 70,012 Ordinary Shares subject to a stock option exercisable within 60 days of December 31, 2022.
Mr. Goldsmith and Dr. Malievskaia are married to each other, but each Reporting Person expressly disclaims beneficial ownership of the securities held by the other Reporting Person.
The percentage of the outstanding Ordinary Shares beneficially owned by the Reporting Persons is based on 42,576,544 Ordinary Shares outstanding as of November 2, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 3, 2022.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
George Jay Goldsmith	4,354,395	0	4,354,395	0
Ekaterina Malievskaia	4,307,115	0	4,307,115	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	GEORGE JAY GOLDSMITH

/s/ Meredith Prithviraj by Power of Attorney for George Jay Goldsmith

EKATERINA MALIEVSKAIA

/s/ Meredith Prithviraj by Power of Attorney for Ekaterina Malievskaia

Exhibit List

Exhibit A. Power of Attorney (1).

Exhibit B. Power of Attorney (2).

(1)    Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to COMPASS Pathways plc filed with the Securities and Exchange Commission on February 3, 2023 by George Jay Goldsmith.

(2)    Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to COMPASS Pathways plc filed with the Securities and Exchange Commission on February 3, 2023 by Ekaterina Malievskaia.